SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                               SECURED INCOME L.P.
                            (Name of Subject Company)

                        WEST PUTNAM HOUSING INVESTORS LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                      ------------------------------------

                                 GINA S. SCOTTI
                          VICE PRESIDENT AND SECRETARY
                        WEST PUTNAM HOUSING INVESTORS LLC
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                              PETER G. SMITH, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                      ------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation*: $2,561,000        Amount of Filing Fee: $512.20
--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 394,000 units of limited partnership interest ("Units") of the subject partnership for $6.50 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate consideration offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:  Not Applicable         Filing Party: Not Applicable
  Form or Registration No.:  Not Applicable       Date Filed:  Not Applicable
 -------------------------------------------------------------------------------
                       Exhibit Index is located on page 6

                              14D-1                         PAGE 2 OF  6 PAGES

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  1     NAMES OF REPORTING PERSONS

        WEST PUTNAM HOUSING INVESTORS LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [ ] (a)

                                                                     [ ] (b)
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCES OF FUNDS

           AF

--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(e) OR 2(f)


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

--------------------------------------------------------------------------------
  7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
  8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
        SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
  9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           0%
--------------------------------------------------------------------------------
  10    TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 599 West Putnam Avenue, Greenwich, CT 06830.

      (b) This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an offer by West Putnam Housing Investors LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 394,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $6.50 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(d), (g) This Statement is being filed by the Purchaser. The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Concerning the Purchaser") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

      (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

      (b)-(c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a)-(b),  (e) The  information  set forth in the Offer to  Purchase  under
"Introduction"   and  in  Section  8  ("Future  Plans  of  the   Purchaser")  is
incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of the Bidder"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

      (d) Not applicable.

      (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)-(b)  The  information  set  forth  in  the  Offer  to  Purchase  under
"Introduction"   and  in  Section  11  ("Certain   Information   Concerning  the
Purchaser") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser") and Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth in the Offer to Purchase in Section 11 ("Certain Information Concerning the Purchaser") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

      (a)  Not applicable.

      (b)-(d) The information set forth in the Offer to Purchase in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

      (e)  None.

      (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase, dated July 24, 1998.

     (a)(2)    Assignment of Partnership Interest and Related Instructions.

     (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(4) Notice, dated July 24, 1998, from the Purchaser to the Limited Partners of the Partnership.

     (a)(5)    Form of Notice of Withdrawal

     (b)-(f)   Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 24, 1998


                                     West Putnam Housing Investors LLC


                                     By:  /s/ GINA SCOTTI
                                          ---------------
                                          NAME:  Gina S. Scotti
                                          TITLE: Vice President and Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION

     (a)(1)         Offer to Purchase, dated July 24, 1998.

     (a)(2)         Assignment of Partnership Interest and Related Instructions.

     (a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(4) Notice, dated July 24, 1998, from the Purchaser to the Limited Partners of the Partnership.

     (a)(5)         Form of Notice of Withdrawal